UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Corning Incorporated

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

219350105

(CUSIP Number)

October 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219350105

1.	Names of Reporting Persons Samsung Display Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 74,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 74,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6% (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

Corning Incorporated (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

One Riverfront Plaza, Corning, New York 14831

Item 2.

(a)	Name of Person Filing

Samsung Display Co., Ltd. (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence

1, Samsung-ro, Giheung-gu, Yongin-si, Gyeonggi-Do, 17113, Republic of Korea

(c)	Citizenship

Samsung Display Co., Ltd. is a company organized under the laws of the Republic of Korea.

(d)	Title of Class of Securities

Common Stock, par value $0.50 per share (“Common Stock”)

(e)	CUSIP Number

219350105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 74,000,000 shares

(b)	Percent of class: 8.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote of 74,000,000 shares

(ii)	Shared power to vote or to direct the vote of 0 shares

(iii)	Sole power to dispose or to direct the disposition of 74,000,000 shares

(iv)	Shared power to dispose or direct the disposition of 0 shares

The percentage of beneficial ownership is based on 856,208,758 shares of Common Stock outstanding as of October 24, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 1, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2024	SAMSUNG DISPLAY CO., LTD.

	By:	/s/ Youngjae Im
Name: Youngjae Im
Title: Authorized Signatory